S 20008860 N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cormark Securities (USA) Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Bay Street, Suite 1800, North Tower
(No. and Street)

Toronto	ON	M5J 2J2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karly Healey 416-643-6413
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 Adelaide Street West	Toronto	ON	M5H 0B3
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 03 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Karly Healey, CPA, CA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cormark Securities (USA) Ltd, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cormark Securities (USA) Limited

Statement of financial position

[Expressed in US dollars]

As at December 31

	2019
	$
Assets	
Cash	1,181,881
Cash segregated under federal and other regulations *[note 4]*	2,999,970
	4,181,851
Due from Broker *[note 5]*	654,264
Due from Parent *[note 5]*	77,906
Total assets	4,914,021
Liabilities and stockholder's equity	
Liabilities	
Due to client *[note 5]*	654,264
Total liabilities	654,264
Stockholder's equity	
Capital stock *[note 7]*	2,350,000
Retained earnings	2,400,824
Accumulated other comprehensive loss	(491,067)
Total stockholder's equity	4,259,757
	4,914,021

See accompanying notes

On behalf of the Board:

Director

Director

Notes to financial statements

[Expressed in US dollars]

December 31, 2019

1. Incorporation and corporate activities

Cormark Securities (USA) Limited [the "Company"] was incorporated on June 8, 1994 as Sprott Holdings Inc. under the provisions of the *Business Corporations Act* (Ontario). On September 1, 1999, the Company's name was changed to Cormark Securities (USA) Limited. The Company obtained registration on June 9, 2000 as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission income for securities trade execution for US resident institutional clients. The Company clears all transactions with and for customers through its parent, Cormark Securities Inc. [the "Parent"]. Accordingly, the Company does not perform custodial functions relating to customer accounts and only occasionally holds customer securities.

The Company is a wholly-owned subsidiary of Cormark Securities Inc., a Canadian owned investment dealer. Cormark Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada.

2. Significant accounting policies and basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Commission revenue consists of revenue generated through traditional commission-based brokerage services provided to US institutional clients. Revenue is recognized at the point in time when the performance obligation is satisfied.

Financial assets and liabilities

Balances due to clients are recorded as liabilities. Balances due from brokers and due from the parent are recorded as receivables. These balances are reported at amortized cost on the statement of financial position. Due to the short-term nature of these instruments, carrying value approximates fair value.

Notes to financial statements

[Expressed in US dollars]

December 31, 2019

The Financial Account Standards Board ["FASB"] Accounting Standards Codification, *Fair Value Measurements and Disclosures* ["ASC 820"], defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company reports its cash and cash segregated under federal and other regulations at fair value. These assets would be classified as Level 1 based on their inputs.

Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ["SFAS 109"], which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the year-end rates of exchange, while revenue and expense items are translated at the average rate of exchange for the year. The Company's functional currency is Canadian dollars. Gains and losses from currency translations are included in other comprehensive income (loss).

Notes to financial statements

[Expressed in US dollars]

December 31, 2019

3. Standards adopted during the year

No new standards adopted during the year.

4. Cash on deposit

Cash on deposit of $2,999,970 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the Securities and Exchange Commission.

5. Related party transactions

Under an operating agreement dated November 1, 1999 and amended October 1, 2011, the Company entered into an arrangement with its Parent, whereby the Parent will provide services to the Company including use of Parent's employees, all clearing and settlement functions relating to executed trades with customers of the Company, premises and communication services and all administrative functions. Variable clearing and exchange expenses are charged by the Parent at cost and are recorded as trading, operating and administrative expenses. As consideration for receiving all remaining services, approximately 50% of gross commissions earned by the Company are remitted to the Parent and recorded on the statement of operations and comprehensive income as variable compensation. The amendment to the operating agreement identifies certain operating costs of the Parent that are allocated to the Company and further entitles the Parent to collect substantially all of the remaining profit in the Company to reimburse the Parent for compensation and management costs, which is also included in variable compensation.

Variable clearing and exchange expenses charged by the Parent totaled $532,167 for the year-ended December 31, 2019. Variable compensation remitted to the Parent totaled $502,260 for the year-ended December 31, 2019.

The intercompany balance due to/from the Parent is presented as a net figure on the statement of financial position. This balance of $77,906 is receivable on demand and is non-interest bearing.
As at December 31, 2019, amounts due from broker of $654,264 were receivable from the Company's Parent for securities related transactions. Such amounts are non-interest bearing.

6. Income taxes

The Company is a Canadian corporation without a permanent establishment in the United States and is therefore fully subject to Canadian federal and provincial income taxes on its taxable income computed in Canadian dollars. Through the establishment of an operating agreement between the Company and its Parent, net income before taxes for the year ended December 31, 2019 is nil in Canadian dollars and therefore, the income tax provision based on applicable statutory rates is nil.

Notes to financial statements

[Expressed in US dollars]

December 31, 2019

7. Capital stock

Authorized

Unlimited Class A common shares, without par value

Issued and outstanding

	2019
	$
2,350,000 Class A common shares	**2,350,000**

8. Regulatory net capital requirement

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission ["Rule 15c3-1"]. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer related debit items, as defined, or $250,000. As at December 31, 2019, the Company had net capital of $4,136,405, which was $3,886,405 in excess of the required net capital of $250,000.

9. Subsequent events

The Company has evaluated subsequent events through February 25, 2020 and has noted no significant events since the date of the statement of financial position.

10. Future accounting standards

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2019 and have not been applied in preparing these consolidated financial statements. They are considered below:

ASU 2016-13, *Measurement of Credit Losses on Financial Instrument*

ASU 2016-13 – In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about an entity's expected credit losses on financial instruments and other commitments to extend credit at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Subsequent to issuing ASU 2016-13, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2016-13, as well as providing codification improvements and targeted transition relief under the standard. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2016-13. ASU 2016-13 will be effective for the Company's fiscal year beginning January 1, 2020, using a modified retrospective approach. Early adoption is permitted. The Company is currently assessing the impact this ASU will have on its Statement of Financial Condition.